Exhibit 99.1

Annual Information Form For the Year Ended December 31, 2014

March 31, 2015

Brookfield Asset Management Inc.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements and Information	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	10

Code of Business Conduct and Ethics	16

Business Environment and Risks	16

Corporate Social Responsibility	16

Corporate Governance	18

Directors and Officers	19

Market for Securities	21

Ratings and Liquidity	22

Dividends and Dividend Policy	25

Description of Capital Structure	27

Transfer Agent and Registrar	28

Material Contracts	28

Interests of Experts	28

Audit Committee Information	28

Additional Information	30

Appendices:

A. Trading Information for the Corporation’s Publicly Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity. We have a range of public and private investment products and services which leverage our expertise and experience. Our Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM,” the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and the NYSE Euronext under the symbol “BAMA.”

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to R$ are to Brazilian reais. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2014, unless otherwise noted.

Brookfield Asset Management Inc. – 2014 Annual Information Form	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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SUBSIDIARIES

The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities owned, or over which control or direction is exercised, directly or indirectly, by the Corporation and the equity ownership of the Corporation, in each case as at December 31, 2014:

Name	Jurisdiction of	Percentage of Voting Securities	Equity Ownership
	Formation	Owned, Controlled or Directed	Interest

Infrastructure
Brookfield Infrastructure Partners L.P. (a)	Bermuda	100.0	28.5

Property
Brookfield Property Partners L.P. (b)	Bermuda	100.0	61.7

Renewable Energy
Brookfield Renewable Energy Partners L.P. (c)	Bermuda	100.0	62.5

Residential
Brookfield Residential Properties Inc. (d)	Canada	70.6	70.6

(a)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an aggregate 28.5% economic ownership interest in Brookfield Infrastructure Partners L.P. (on a fully exchanged basis).

(b)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an aggregate 61.7% economic ownership interest in Brookfield Property Partners L.P. (“BPY”) (on a fully exchanged, “as-converted” basis). In the second quarter of 2014, BPY completed a privatization of its publicly traded commercial office property subsidiary, Brookfield Office Properties Inc., the consideration being a combination of cash and BPY units, which resulted in a decrease in the Corporation’s economic ownership interest in BPY from 89.4% to 67.7%. During the fourth quarter of 2014, BPY issued $1.8 billion of convertible preferred equity, which further reduced the Corporation’s economic ownership interest in BPY from 67.7% to 61.7%.

(c)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an aggregate 62.5% economic ownership interest in Brookfield Renewable Energy Partners L.P. (“BREP”) (on a fully exchanged basis). During 2014, BREP completed an equity issuance, decreasing the Corporation’s economic ownership interest by 2.5% to 62.5%.

(d)

On March 13, 2015, the Corporation consummated a Plan of Arrangement with Brookfield Residential Properties Inc. (“BRP”) whereby a wholly owned subsidiary of the Corporation acquired the approximate 30% of common shares of BRP that the Corporation and its affiliates did not already own. The Corporation currently owns 100% of the voting securities and economic interest in BRP.

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2012 in each of our principal areas of business and at the asset management and corporate levels.

Asset Management

2015 Activity – to date

We are currently in the market with three funds seeking approximately $11 billion of capital, inclusive of up to $8 billion from third-party investors.

2014 Activity

In 2014, we increased capital commitments by approximately $4 billion, inclusive of approximately $3 billion of third-party capital.

In 2014, our asset management business generated annual fee revenues of $763 million, leading to fee related earnings of $378 million.

In September 2014, we held the final close for our $800 million multifamily investments fund, Brookfield Fairfield U.S. Multi- Family Value Add Fund II.

In December 2014, we held the final close for our $1.4 billion real estate lending fund, Brookfield Real Estate Finance Fund IV.

In 2014, approximately $1.8 billion of capital was raised from Brookfield and third-party investors for various co-investment opportunities.

At 2014 year-end, our fee bearing capital under management was approximately $89 billion.

Brookfield Asset Management Inc. – 2014 Annual Information Form	3

2013 Activity

In 2013, we increased capital commitments by approximately $11 billion, inclusive of approximately $7 billion of third-party capital.

In 2013, our asset management business generated annual fee revenues of $617 million, leading to fee related earnings of $300 million.

In May 2013, we held the final close for our $270 million Brazilian timber fund, Brookfield Brazil Timber Fund II.

In July 2013, we held the final close for our $4.4 billion flagship global real estate fund, Brookfield Strategic Real Estate Partners Fund (“BSREP”). We completed investing BSREP during 2014.

In August 2013, we held the final close for our $1 billion global timber fund, Brookfield Timberlands Fund V.

In October 2013, we held the final close for our $7 billion flagship global infrastructure fund, Brookfield Infrastructure Fund II.

In 2013, approximately $350 million of capital was raised from Brookfield and third-party investors for various co-investment opportunities.

At 2013 year-end, our fee bearing capital under management was approximately $80 billion.

2012 Activity

In 2012, we increased capital commitments by approximately $5 billion, inclusive of approximately $3 billion of third-party capital.

In 2012, our asset management business generated annual fee revenues of $437 million, leading to fee related earnings of $180 million.

In July 2012, we held the final close for our $323 million multifamily investments fund, Brookfield Fairfield U.S. Multi-Family Value Add Fund I.

In September 2012, we held the final close for our $1 billion flagship private equity fund, Brookfield Capital Partners Fund III (“Brookfield Capital Partners III”).

In September 2012, we held the final close for our $422 million real estate lending fund, Brookfield Real Estate Finance Fund III.

At 2012 year-end, our fee bearing capital under management was approximately $60 billion.

Property

2015 Activity – to date

In the first quarter of 2015, a joint venture (the “Canary JV”) owned 50% by Brookfield Property Partners L.P. (together with its related entities, “Brookfield Property Partners”) and 50% by the Qatar Investment Authority (“QIA”) was successful in its December 2014 final cash offer to acquire the ordinary shares of Songbird Estates plc (“Songbird”), the parent company of Canary Wharf Group plc (“Canary Wharf”), for £3.50 per share, acquiring more than 90% of the outstanding Songbird shares. The Canary JV was also successful in a cash offer to acquire the shares of Canary Wharf not owned by Songbird for £6.45 per share, acquiring more than 90% of the outstanding Canary Wharf shares. The Canary JV has commenced procedures to squeeze out the remaining Songbird and Canary Wharf shareholders. These squeeze out procedures are expected to be completed in April 2015, after which the Canary JV will own all of the outstanding shares of Songbird and Canary Wharf.

2014 Activity

In 2014, we leased over 10 million square feet in our office platform, resulting in overall occupancy for our core portfolio of 92.1%.

In the first quarter of 2014, Brookfield Property Partners closed on a $157 million investment in China Xintiandi (“Xintiandi”), marking Brookfield’s first investment in China. Xintiandi owns a portfolio of mixed-use properties in Shanghai split between premium retail and office assets, including the iconic lifestyle centre which bears its name. Our investment is structured as U.S. dollar-denominated preferred stock that is convertible into common shares of Xintiandi.

On June 9, 2014, pursuant to a tender offer and second stage Plan of Arrangement, Brookfield Property Partners acquired all of the common shares of its publicly traded commercial office property subsidiary, Brookfield Office Properties Inc. (“Brookfield Office Properties”), that it did not already own. As a result, Brookfield Property Partners now owns 100% of the issued and outstanding common shares of Brookfield Office Properties. In connection with this transaction, Brookfield Property Partners issued $3.3 billion of equity consisting of limited partnership units and Brookfield Office Properties Exchange LP limited partnership units which are exchangeable into Brookfield Property Partners limited partnership units at any time.

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In October 2014, we acquired along with our institutional partners Capital Automotive L.P., creating our triple net lease business. The acquisition included a 15.6 million square foot portfolio of real estate that has been triple net leased with approximately 300 automotive dealerships.

In November 2014, we acquired along with our institutional partners a 60% interest in Candor Office Parks, a 15 million square foot portfolio of high-quality office parks in India. In March 2015, we acquired the remaining 40% interest.

On December 4, 2014, a subsidiary of Brookfield Property Partners issued $1.8 billion of convertible preferred shares to QIA, reducing the Corporation’s fully exchanged, “as-converted” economic ownership interest in Brookfield Property Partners from 67.7% to 61.7%.

2013 Activity

In 2013, we leased approximately 8.9 million square feet of commercial office property, resulting in overall occupancy of 88% and a 7.3 year average term.

On April 12, 2013, the Corporation acquired $157 million of ownership interests owned by other investors in our consortium holding underlying common shares and warrants of General Growth Properties, Inc. (“GGP”) and common shares of Rouse Properties, Inc. (“Rouse”). These common shares and warrants were subsequently transferred to Brookfield Property Partners in the spin-off that followed shortly thereafter, which is described immediately below.

On April 15, 2013, the Corporation launched its flagship global real estate public vehicle, Brookfield Property Partners, by way of a special dividend to the holders of the Corporation’s Class A Shares and Class B Limited Voting Shares (“Class B Shares”). Prior to completion of the spin-off, Brookfield Property Partners acquired from the Corporation substantially all of its global commercial property operations, including its office, retail, multifamily and industrial assets.

In 2013, along with our institutional partners we made two major industrial acquisitions that we believe have created a leading international industrial property platform: in June 2013, we acquired Gazeley Limited (formerly EZW Gazeley Limited) in Europe; and in October 2013, we acquired Industrial Developments International Inc. in North America.

In the fourth quarter of 2013, Brookfield Office Properties along with our institutional partners completed the acquisition of MPG Office Trust, Inc. in Los Angeles, creating a $1.1 billion office property fund. Brookfield Office Properties and its institutional partners now own seven Class A office properties in downtown Los Angeles, totalling 12.8 million square feet.

On November 15, 2013, Brookfield Property Partners acquired additional shares and warrants of GGP from other investors in our consortium. This $1.4 billion investment was funded through the issuance of $435 million of limited partnership units of Brookfield Property Partners to institutional investors and $995 million of redemption exchange units of Brookfield Property Partners’ holding limited partnership to the Corporation. The Corporation earned approximately $558 million in performance fees based on the consortium’s investment returns. Currently, Brookfield Property Partners holds 33% of the economic interest in GGP on a fully diluted basis (41% with our consortium partners).

In 2013, we assumed management of a property fund in India with $300 million of commitments and commercial real estate investments in two major business centres.

2012 Activity

In 2012, we leased approximately 6.8 million square feet of commercial office property, resulting in overall occupancy of 92% and a 7.4 year average term.

On January 12, 2012, GGP completed the spin-off of Rouse through a special dividend of common stock of Rouse to holders of GGP common stock. In the first quarter of 2012, following completion of the spin-off, Rouse distributed rights to its common stockholders entitling them to acquire 13,333,333 shares of common stock of Rouse at $15 per share. We agreed to purchase the shares of Rouse that we were entitled to purchase with our pro rata share of rights, and to acquire any shares of Rouse that were not otherwise subscribed for in the rights offering by other shareholders. Brookfield Property Partners currently owns 39% of Rouse.

On June 19, 2012, Brookfield Office Properties announced that it had agreed to acquire a portfolio of premier office buildings and a development site in the London financial district from Hammerson plc (“Hammerson”) for $829 million (£518 million). Brookfield Office Properties subsequently acquired an additional development site from Hammerson in partnership with Oxford Properties Group. The Hammerson transaction closed later in 2012.

On October 10, 2012, Brookfield Office Properties and certain of the Corporation’s funds acquired all of the outstanding shares of Thakral Holdings Group, an Australian public company, for A$0.81 per share or A$474 million, securing a prime development site in Sydney and a portfolio of Australian hotel properties.

On December 31, 2012, the Corporation acquired 18,432,855 warrants to acquire shares of common stock of GGP from affiliates of Pershing Square Capital Management LP in exchange for $272 million.

Brookfield Asset Management Inc. – 2014 Annual Information Form	5

Renewable Energy

2014 Activity

On January 21, 2014, Brookfield Renewable Energy Partners L.P. (together with its related entities, “Brookfield Renewable Partners”) acquired with certain institutional partners a 70 megawatt (“MW”) hydroelectric portfolio in Maine consisting of nine facilities on three rivers (commonly known as Black Bear) for approximately $244 million.

On March 28, 2014 Brookfield Renewable Partners acquired with certain institutional partners an initial 33% economic interest and 50% voting interest in the 417 MW Safe Harbor hydroelectric facility located on Pennsylvania’s Susquehanna river (“Safe Harbor”) for approximately $295 million. On August 19, 2014, Brookfield Renewable Partners acquired with certain institutional partners the remaining 67% economic interest and 50% voting interest in Safe Harbor for approximately $614 million.

In June 2014, Brookfield Renewable Partners issued 10.25 million limited partnership units for gross proceeds of C$325 million, reducing the Corporation’s economic ownership interest in Brookfield Renewable Partners from 65% to 62.5% on a fully exchanged basis.

On June 30, 2014, Brookfield Renewable Partners acquired with certain institutional partners 100% of Bord Gáis Energy, with a wind portfolio that includes 326 MW of operating wind capacity across 17 wind projects situated in the Republic of Ireland and Northern Ireland. The total purchase price for this transaction was approximately €700 million and Brookfield Renewable Partners maintains an economic interest of 40%.

On November 20, 2014, Brookfield Renewable Partners announced an agreement to acquire with certain institutional partners a 488 MW multi-technology renewable portfolio in Brazil from Energisa S.A. for a total enterprise value of approximately R$2.4 billion ($935 million). The equity purchase price is R$1.4 billion ($545 million). Brookfield Renewable Partners will maintain an economic interest in the portfolio of 40%. This transaction is subject to regulatory approvals and other customary closing conditions and is expected to close completely in the second quarter of 2015.

2013 Activity

On February 21, 2013, Brookfield Renewable Partners announced that it was successful in its bid to purchase approximately 66% of the issued and outstanding common shares of Western Wind Energy Corp. (“Western Wind”), a company with 165 MW of wind and solar assets operating in California and Arizona. In subsequent transactions in March and May 2013, Brookfield Renewable Partners acquired the remainder of Western Wind’s common shares. The aggregate purchase price of the bid and subsequent privatization of Western Wind was approximately $250 million.

On March 1, 2013, Brookfield Renewable Partners acquired a portfolio of 19 hydroelectric generating stations in Maine (“White Pine”) from a subsidiary of NextEra Energy Resources, LLC for a total enterprise value of approximately $760 million. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine, with an aggregate capacity of 360 MW. On September 19, 2013, Brookfield Renewable Partners’ institutional partners co-invested 49.9% in White Pine concurrent with the closing of a private fund sponsored by the Corporation.

On March 13, 2013, the Corporation sold 8.065 million limited partnership units of Brookfield Renewable Partners through a secondary offering for gross proceeds of $250 million. As a result of this offering, the Corporation owned an economic interest of approximately 65% in Brookfield Renewable Partners on a fully exchanged basis, since reduced to 62.5%.

In March 2013, approximately 88% of the $575 million in project level notes outstanding with respect to Brookfield Renewable Partners’ White Pine portfolio were tendered and accepted for purchase by Brookfield Renewable Partners pursuant to a previously announced cash tender offer. On May 8, 2013, the same affiliate purchased an additional $125 million of notes pursuant to a previously announced change of control offer.

2012 Activity

On January 24, 2012, the Corporation announced the sale of 11.43 million limited partnership units of Brookfield Renewable Partners through a secondary offering that closed on February 2, 2012. In connection with this offering, the underwriters were granted an over-allotment option to purchase up to an additional 1.71 million limited partnership units at the offering price, which was exercised. The gross proceeds from this secondary offering were $345 million.

In January 2012, Brookfield Renewable Partners acquired a 150 MW wind project in the Tehachapi region of California for approximately $206 million. This project is located in close proximity to its other 102 MW wind farm in Tehachapi, California. Brookfield Renewable Partners also acquired 22 MW of additional operating wind generation capacity from its existing partner, the Coram Energy Group, and an incremental 50% interest in the Tehachapi wind farm, bringing its total interest to 100%.

On November 15, 2012, we acquired a portfolio consisting of four hydroelectric generating stations in Tennessee and North Carolina from Alcoa Power Generating, Inc. for a total enterprise value of $600 million. Brookfield Renewable Partners owns an approximate 25% interest in these assets and manages them in its North American operating platform. The remaining equity interest is owned by an institutional fund managed by the Corporation.

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Infrastructure

2014 Activity

On March 26, 2014, Brookfield Infrastructure Partners L.P. (together with its related entities, “Brookfield Infrastructure Partners”) acquired alongside institutional investors an approximate 50% equity stake in container terminals in Los Angeles and Oakland from Mitsui O.S.K. Lines, Ltd. for approximately $315 million.

On August 19, 2014, Brookfield Infrastructure Partners acquired alongside institutional investors a 27% interest in VLI S.A., one of Brazil’s largest rail and port logistics businesses, from Vale S.A. for approximately $850 million.

On November 6, 2014, Brookfield Infrastructure Partners signed agreements to invest approximately $500 million alongside institutional investors to acquire a 23% interest in TDF, the largest independent communication tower infrastructure business in France. This transaction closed in March 2015.

2013 Activity

In May 2013, Brookfield Infrastructure Partners issued approximately 6.6 million limited partnership units at an offering price of $37.75 per unit. The Corporation acquired approximately 2.6 million of redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership in order to maintain its approximate 28.5% interest in Brookfield Infrastructure Partners on a fully exchanged basis. Net proceeds from this equity offering totalled approximately $330 million.

On July 23, 2013, we sold Longview Timber LLC, a company owning U.S. Pacific Northwest timberlands, to Weyerhaeuser Co. for $2.65 billion.

On September 6, 2013, Brookfield Infrastructure Partners invested approximately $490 million in Arteris S.A., its Brazilian toll road platform, increasing its ownership to approximately 31%.

On November 29, 2013, Brookfield Infrastructure Partners announced the completion of the sale of its 42% interest in its Australasian regulated distribution business for approximately $415 million.

2012 Activity

In January 2012, Brookfield Infrastructure Partners purchased an electrical distribution network in Colombia for approximately $440 million.

On July 30, 2012, Brookfield Infrastructure Partners announced the following strategic initiatives: (i) an agreement together with our institutional partners to acquire the remaining 45% of the Autopista Vespucio Norte toll road, a key artery in the ring road network surrounding Santiago, Chile, that it did not own for approximately $590 million; and (ii) the issuance of 11.1 million limited partnership units in the U.S. and Canada, and concurrent private placement of 4.4 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership to the Corporation, for aggregate proceeds of $497 million.

On August 6, 2012, Brookfield Infrastructure Partners announced a joint venture with Abertis Infraestructuras, S.A. (“Abertis”) to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure Partners and its institutional partners currently own 49% of the joint venture and Abertis owns the remaining 51%. The joint venture launched a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, which closed in September 2013.

On October 31, 2012, Brookfield Infrastructure Partners in partnership with institutional investors acquired Enwave Energy Corporation (“Enwave”) from Borealis Infrastructure and the City of Toronto for C$480 million including assumption of debt. Formerly known as the Toronto District Heating Corporation, Enwave is a fully integrated, sustainable energy services provider with operations in Toronto and Windsor, operating one of North America’s largest district energy systems.

On December 31, 2012, the Corporation disposed of all of its direct interest in Island Timberlands LP, a partnership that owns British Columbian timberlands (“Island Timberlands”), representing a 12.5% ownership interest, for approximately $85 million. Additionally, Brookfield Infrastructure Partners disposed of one-third of its interest, representing a 12.5% ownership interest in Island Timberlands, for approximately $85 million. Brookfield Infrastructure Partners sold its remaining 25% interest in Island Timberlands on June 7, 2013 for proceeds of $170 million. We continue to manage Island Timberlands pursuant to a management agreement.

Private Equity and Other

This includes activities within our private equity, residential development and service activities businesses.

2015 Activity – to date

In the first quarter of 2015, Brookfield Capital Partners III in partnership with co-investors and a sovereign wealth fund acquired $514 million in Texas Competitive Electric Holdings (“TCEH”) first lien debt. We currently own with our partners approximately $2.8 billion face amount of debt and are one of the largest investors in first lien debt of TCEH.

Brookfield Asset Management Inc. – 2014 Annual Information Form	7

On January 15, 2015, Brookfield Capital Partners III in partnership with co-investors invested $218 million in Ember Resources Inc. to facilitate an agreement to acquire 180 MMCfe per day of cold bed methane production and 1 Tcfe of proved and probable reserves for $573 million.

On January 23, 2015, we announced that we had agreed to buy out Johnson Controls Inc. (“Johnson Controls”), our 50% joint venture partner in a Canadian and Australian facilities management business known as Brookfield Johnson Controls, for approximately $200 million. The transaction closed in February 2015. Subsequent to the closing, the business was rebranded as Brookfield Global Integrated Solutions. We expect that the acquisition of this business will facilitate the creation of a leading global facilities management business at Brookfield.

On March 13, 2015, the Corporation completed a Plan of Arrangement with Brookfield Residential Properties Inc. (“Brookfield Residential”), a North American home builder and land developer, whereby a wholly owned subsidiary of the Corporation acquired the approximate 30% of common shares of Brookfield Residential that the Corporation and its affiliates did not already own for $24.25 per share or approximately $845 million. The Plan of Arrangement was initially entered into on December 23, 2014 by the Corporation and Brookfield Residential and was approved by Brookfield Residential shareholders at a meeting on March 10, 2015.

2014 Activity

In 2014, Brookfield Capital Partners III in partnership with co-investors and a sovereign wealth fund acquired $835 million in TCEH first lien debt and a $850 million swap claim ranking pari passu with TCEH’s first lien debt. We continue to have an interest in TCEH first lien debt and added to our position in 2015.

On January 31, 2014, we completed a sale of a portion of our equity interest in Western Forest Products Inc. (“Western Forest”), a Canadian timberlands manager and wood producer, through a C$91 million secondary offering. On September 10, 2014, we completed the sale of our remaining equity interest in Western Forest through a C$230 million secondary offering.

On December 8, 2014, Norbord Inc. (“Norbord”) and Ainsworth Lumber Co. Ltd. (“Ainsworth”) agreed to merge to create a global wood products company focused on oriented strand board across North America, Europe and Asia. The merger is expected to close in March 2015 and Norbord will acquire all of the outstanding common shares of Ainsworth in an all-share transaction in which Ainsworth shareholders will receive 0.1321 of a Norbord share for each Ainsworth share. Following the closing, we will own approximately 53% of the combined company.

In 2014, Brookfield Multiplex, our wholly owned international contracting company, was awarded, as contractor, the A$816 million Westadium (60,000 seat stadium) in Perth, Western Australia, the £217 million London Wall Commercial Tower and the C$168 million Princes Gate Hotel in Toronto.

2013 Activity

In 2013, Brookfield Capital Partners III in partnership with co-investors and a sovereign wealth fund acquired $560 million in TCEH first lien debt.

On April 16, 2013, we completed a sale of a portion of our equity interest in Norbord through a C$125 million secondary offering.

On June 7, 2013, Brookfield Capital Partners III closed a $130 million term loan financing with North American Palladium Ltd. (“NAP”), which bears interest at 15% per annum and is due June 2017. In December 2013, Brookfield Capital Partners III committed a further $21.4 million in cash to NAP to support working capital needs and continue funding operating and capital expenditures at NAP’s Lac des Iles palladium mine in Quebec.

On July 18, 2013, Brookfield Capital Partners III sold Longview Fibre Paper and Packaging Inc. (“Longview Fibre”) to KapStone Paper and Packaging for $1.025 billion. Longview Fibre was a manufacturer of container board, paper and corrugated products.

In August 2013, Western Forest completed an issuer bid during which Western Forest purchased for cancellation approximately C$95 million of our outstanding equity in Western Forest. On October 9, 2013, we completed a sale of a portion of our equity in Western Forest through a C$67 million secondary offering. Our entire position in Western Forest was subsequently sold in 2014.

In 2013, Brookfield Multiplex expanded into the Kingdom of Saudi Arabia with a project management mandate for the Lamar Towers project, which will be amongst the tallest towers in the Jeddah area of Saudi Arabia once completed.

2012 Activity

In 2012, we fully realized our final investment in Brookfield Capital Partners Fund I, our first private equity fund. Over the life of the fund we generated an overall net internal rate of return of 24.5% and a net 1.9x initial investment return for our investors.

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On October 30, 2012, we partnered with HomeServices of America, Inc. to create Berkshire Hathaway HomeServices, a new franchise brand that joins the existing brands and affiliate networks of Prudential Real Estate and Real Living Real Estate. We received consideration consisting of cash and a one-third interest in Berkshire Hathaway HomeServices.

On November 21, 2012, the Corporation and Johnson Controls agreed to merge their respective Australian and New Zealand property and facility operations to create Brookfield Johnson Controls. This merger closed in the first quarter of 2013. We acquired Johnson Controls’ interest in Brookfield Johnston Controls in the first quarter of 2015 and rebranded the business as Brookfield Global Integrated Solutions.

On December 4, 2012, Brookfield Residential acquired a California development site called Playa Vista in central Los Angeles for approximately $250 million.

In December 2012, we completed a sale of a portion of our equity in Western Forest through a C$75 million secondary offering. We no longer own an interest in Western Forest.

In December 2012, Ainsworth completed a C$175 million rights offering and an issuance of $350 million principal amount of 7.5% notes. This recapitalization refinanced substantially all of Ainsworth’s indebtedness, reducing interest costs by 46% and extending maturities from 2014 to 2017. We continue to control Ainsworth, which is expected to merge with Norbord in March 2015.

Corporate

2014 Activity

On April 21, 2014, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 53.5 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on April 23, 2014 and will expire on April 22, 2015, the Corporation has, as of the date of this Annual Information Form, purchased 2,901,000 Class A Shares at an average price of $53.61.

2013 Activity

On April 19, 2013, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 53.6 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on April 23, 2013 and expired on April 22, 2014, the Corporation purchased 2,385,537 Class A Shares at an average price of $35.10.

On August 23, 2013, the Corporation reached agreement with American International Group, Inc. (“AIG”) to terminate two related 25-year interest rate swap agreements executed in 1990 between Brookfield and AIG (the “Swap Agreement”), which were accounted for in the Corporation’s financial statements as an approximate $1.4 billion liability (the “Swap Liability”). As consideration for terminating the Swap Agreement and eliminating the Swap Liability, Brookfield agreed to pay a single lump sum payment of $905 million to AIG.

2012 Activity

On April 19, 2012, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 53.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 23, 2012 and expired on April 22, 2013, the Corporation purchased 2,004,122 Class A Shares at an average price of $36.26.

Brookfield Asset Management Inc. – 2014 Annual Information Form	9

BUSINESS OF THE CORPORATION

Our Business

Brookfield is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Our business is centred around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable energy and infrastructure facilities. Whether they provide high-quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We actively invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities.

We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

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•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

Principal Business Activities

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities.

We have formed a large capitalization listed partnership entity in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves.

Our balance sheet capital is invested primarily in our three flagship listed partnerships: Brookfield Property Partners; Brookfield Renewable Partners; and Brookfield Infrastructure Partners, our private equity funds, and in several directly held investments and businesses.

Asset Management

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at December 31, 2014, our managed funds and listed partnerships represented $89 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

Listed Partnerships: We manage publicly listed, perpetual capital entities with over $42 million of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also are entitled to receive incentive distributions equal to a portion of increases in partnership distributions above a pre-determined hurdle.

Private Funds: We manage $29 billion of fee bearing capital through 32 private funds. Private fund capital is typically committed for 10 years with two one-year extension options. Our private fund investor base consists of 280 third-party clients with an average commitment of $80 million. We are compensated through base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represents a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees for managing our public securities portfolios.

Property

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners, which is listed on the NYSE and TSX and had an equity capitalization of $18.1 billion at December 31, 2014, based on public pricing. We also own $1.3 billion of preferred shares of Brookfield Property Partners which yield 6.2% based on their redemption value.

Brookfield Property Partners privatized its office subsidiary, Brookfield Office Properties, during the second quarter of 2014, acquiring the 51% of common shares that it did not own. Two-thirds of the transaction consideration was in the form of Brookfield Property Partners equity units and the remaining one-third was cash, which resulted in a decrease of our economic ownership interest in Brookfield Property Partners from 89% at December 31, 2013 to 68%. During the fourth quarter of 2014, Brookfield Property Partners issued $1.8 billion of convertible preferred equity, which reduced our economic ownership interest from 68% to 62% on an “as-converted” basis.

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Brookfield Property Partners’ operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 244 properties containing over 112 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet.

Retail Properties: Our retail portfolio consists of interests in 164 retail properties in the United States and Brazil, encompassing 154 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. In addition, our retail mall portfolio has a redevelopment pipeline that exceeds $600 million (on a proportionate basis).

Other Properties: We own and operate industrial, multifamily, hotel and triple net lease properties. Our industrial portfolio consists of interests in 168 operating properties in North America and Europe, containing 44 million square feet of space. We also own and manage a land portfolio with the potential to build 54 million square feet of industrial properties. Our multifamily portfolio includes over 27,800 multifamily units in the United States and Canada, while our hotel portfolio includes 11 properties with 8,700 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

Renewable Energy

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Partners, which is listed on both the NYSE and TSX and had an equity capitalization of $8.5 billion at December 31, 2014, based on public pricing. Brookfield Renewable Partners operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

We arrange for the sale of power generated by Brookfield Renewable Partners through the Corporation’s wholly owned energy marketing business (“Brookfield Energy Marketing”). We purchase a portion of Brookfield Renewable Partners’ power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of Brookfield Renewable Partners and providing us with continued participation in future increases (or decreases) in power prices. Brookfield Energy Marketing is entitled to sell the power as well as any ancillary revenues, such as capacity and renewable energy credits or premiums.

Brookfield Renewable Partners owns one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 6,700 MW of installed capacity, and long-term average annual generation of 24,000 GWh. This portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe. Brookfield Renewable Partners also has an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

Infrastructure

Our infrastructure operations are held primarily through our 28% economic ownership interest in Brookfield Infrastructure Partners, which is listed on the NYSE and TSX and had an equity capitalization of $8.8 billion at December 31, 2014, based on public pricing. Brookfield Infrastructure Partners owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

Brookfield Infrastructure Partners’s operations are principally organized as follows:

Utilities operations: These consist of regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: These are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: These consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

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Private Equity and Other

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.3 billion, as well as direct investments in several private companies and public companies including Norbord.

Our private funds include 16 investments in a diverse range of industries. Our average investment is $45 million and our largest single exposure is $374 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2014 was approximately $618 million based on market prices.

Our residential development operations consist primarily of direct investments in two companies: Brookfield Residential and Brookfield Incorporações S.A. (“BISA”), as well as directly held operations in Australia.

Our North American business is conducted through Brookfield Residential. As at December 31, 2014, we held approximately 71% of Brookfield Residential, which was listed on the NYSE and TSX. Brookfield Residential is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders. In December 2014, we entered into a definitive arrangement to acquire the 29% of common shares of Brookfield Residential that we do not already own by way of a court-approved plan of arrangement for $24.25 per common share. We completed this transaction on March 13, 2015, acquiring 32.4 million common shares of Brookfield Residential.

Our Brazilian business is conducted through BISA, one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the six other markets that collectively account for the majority of the Brazilian real estate market. We acquired 262 million shares of BISA during November 2014, increasing our ownership from 45% to 87%, and are completing a process to acquire the remaining shares of BISA that we do not own.

Our service activities businesses consist primarily of construction services, which we conduct through Brookfield Multiplex, and property services businesses. Our property services businesses generate fees from property and facility management, leasing and project management and a range of other real estate services.

Corporate Activities

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (Brookfield Property Partners, Brookfield Renewable Partners and Brookfield Infrastructure Partners) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Financing Strategy

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units is intended to limit the impact of weak performance by one asset or business unit on our ability to finance the balance of the operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

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We maintain sufficient liquidity at the corporate level and within our key operating platforms in order to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating platforms have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Risk Management

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management.

The assessment and management of risk is the responsibility of our management team. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating platform level, as the risks vary based on the unique business and operational characteristics. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

At the same time, we utilize a coordinated approach among our corporate group and our operating platforms to risks that can be more pervasive and correlated in their impact across the organization, such as foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus on organizational objectives.

The Corporation’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of risk management group, which works with various operational and functional groups within Brookfield to coordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the Corporation.

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These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	A risk management steering committee to support the overall corporate risk management program, and coordinate risk assessment and mitigation on an enterprise-wide basis;

•	Investment committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	A conflicts committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	A financial risk oversight committee to review and monitor financial exposures;

•	A safety steering committee to focus on health, safety and environmental matters; and

•	A disclosure committee to oversee the disclosure of non-financial information.

The Corporation’s board of directors (the “Board”) has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment and oversight processes.

Employees

As at December 31, 2014, we employed approximately 30,000 people worldwide.

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CODE OF BUSINESS CONDUCT AND ETHICS

We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Board approved the Code on February 12, 2015. Copies of the Code are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “The Company/Conduct Guidelines.”

BUSINESS ENVIRONMENT AND RISKS

Our businesses continuously face certain micro and macro economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 62 to 74 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

CORPORATE SOCIAL RESPONSIBILITY

At Brookfield, we often invest with a view that we would be content to own an asset forever. That long-term approach dictates both our investment strategy and our commitment to corporate social responsibility. We have always believed that the pursuit of shareholder value and sustainable development are complementary goals. We know that Brookfield’s future success depends on the long-term health of the communities in which we do business and the environment in which we operate. Accordingly, the Board, the Corporation’s management and our employees strive for excellence in environmental sustainability, community leadership and workplace safety in all our operations.

Our approach to corporate social responsibility is an ongoing process that is continually reviewed and improved. In all of our businesses, we seek to meet or exceed the labour laws and standards of the jurisdictions in which we operate, offering competitive wages to employees, providing safe work environments, and implementing age-appropriate and non-discriminatory hiring practices. As we continue to grow and become increasingly global in scope, we see increased opportunities to improve our commitment to building a better world. Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes:

•	Sustainable Growth

•	Community Engagement

Sustainable Growth

Brookfield has more than 100 years of experience as an operator of real assets in property, renewable energy, infrastructure and private equity, and has built an expertise in sustainable investing. Across our portfolio of long life, high-quality assets, there is a commitment to reducing the energy we use and our greenhouse gas emissions. We also focus on water conservation, recycling, wildlife preservation, erosion control and reforestation. We have consistently adopted best practices on sustainability developed in one region to all our operations. We participate in surveys and studies that allow global benchmarking of our sustainability initiatives.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principles which guide our actions on sustainability:

•	Develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction;

•	Incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in the retrofitting and redesign of existing properties; and

•	Support industry initiatives that foster energy- and resource-efficient property operations, and seek the highest standard of environmental certification.

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For our clients across our $117 billion property portfolio, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties. Innovations this year include the launch of a partnership with the Canadian Institute for Energy Training that introduced an energy efficiency certification program for tenants and employees. Graduates of the five-week course are rolling out innovative energy conservation strategies across our property portfolio.

In North America, the standard in environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We received this certification on 11 buildings over the course of the year, with 49 Brookfield properties now LEED certified. Moving forward, we have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. In 2014, Brookfield also obtained BOMA (Building Owners and Managers Association) 360 designations for all of its Canadian properties, certifying the highest environmental operating standards. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have obtained sustainable building management designations. This knowledge has enabled Brookfield to launch property programs that include energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use. We have launched water reduction programs in our office properties, resulting in a 15% decline in water use at our Canadian portfolio over the past five years.

Our influence reaches beyond assets that we own directly. Brookfield provides real estate services to office buildings, industrial properties and multifamily homes. Our condominium services company, which manages 67,000 units, introduced programs last year that lowered energy consumption and saved clients approximately $1 million annually.

Renewable Energy

With approximately 204 hydro stations and 30 wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable energy. In 2014, we made our first investment in biomass, agreeing to acquire a facility in Brazil that generates electricity from the residue left after crushing sugar cane. In an average year, our $20 billion renewable energy portfolio provides enough clean electricity to supply approximately three million homes, offsetting power generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

Brookfield’s renewable energy operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association.

Infrastructure

Our $25 billion infrastructure portfolio includes 3.8 million acres of timberlands under management and 580,000 acres of farmland in North and South America. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® (SFI 2010-2014 Standard). In Brazil, our skills in forest management resulted in Brookfield being awarded responsibility for preserving the Tamboré Biological Reserve near São Paulo, one of the country’s largest urban conservation areas.

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees around the world. Brookfield and its people contribute to their communities. This commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need.

All of our employees are encouraged to participate in community activities and fundraising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Our Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, the Corporation matches charitable donations by employees.

Among many noteworthy initiatives in 2014, a group of our European employees traveled to South Africa and participated in a three-week project to build a ‘House of Hope’ to house children orphaned by HIV/AIDS. In Brazil, Brookfield partnered with local government and banks on ‘Pineapple Project’ which provided land and training to farmers under a subsidized leasing system. The initiative saw 72 rural families become fruit-growing entrepreneurs, with the tools and skills needed to make a lasting impact in their communities. In Canada, Brookfield Partners Foundation founded an Institute for Innovation and Entrepreneurship in the business school of a leading university.

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Our arts and events program, Arts Brookfield, has been in operation for more than 25 years, and celebrated this anniversary with a year-long program called “Arts Set Free”, which saw emerging, established and amateur artists submit original artworks in any genre, style and medium for display at Brookfield properties around the world. Last year, Americans for the Arts, an independent advocacy group, named Brookfield one of the 10 Best Business Partners with the Arts. Brookfield staged more than 400 events in 2014, including concerts, exhibitions and public art installations. These programs are offered free to the public and staged in public spaces at our flagship properties in North and South America, Australia and Europe.

An Ongoing Commitment

We are proud of our track record for leadership in corporate social responsibility, but we recognize that we can always do more. Looking ahead, we will strive to improve our approach to sustainable growth and community engagement. We look forward to reporting on our performance in years to come.

CORPORATE GOVERNANCE

On behalf of all shareholders, the Board and the Corporation’s management are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features diversity of perspectives, global business experience and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. The Board is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators, as well as the NYSE and TSX.

The Board believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A shares. Shareholders seeking to engage with the Chair of the Board or other Board members can do so through the Corporate Secretary of the Corporation.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/ Corporate Governance.”

Shareholders can also access on our website the following documents that outline our approach to governance: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, the Code and our Corporate Disclosure Policy.

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DIRECTORS AND OFFICERS

Directors of the Corporation

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the 16 directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on May 6, 2015 or until his or her successor is elected or appointed.

Directors

Name, Municipality of Residence	Director Since	Principal Occupation

JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Senior Managing Partner, Brookfield Asset Management Inc.

JACK L. COCKWELL Toronto, Ontario, Canada	1979	Group Chair, Brookfield Asset Management Inc.

MARCEL R. COUTU (1) (2) (4) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited

J. BRUCE FLATT Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.

ROBERT J. HARDING Toronto, Ontario, Canada	1992	Past Chairman, Brookfield Asset Management Inc.

MAUREEN KEMPSTON DARKES (1) (5) Toronto, Ontario, Canada and Lauderdale-by-the-Sea, Florida, U.S.A.	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation

DAVID W. KERR (5) Toronto, Ontario, Canada	1987	Chairman, Halmont Properties Corp., a real estate company

LANCE LIEBMAN (1) (3) (4) New York, New York, U.S.A.	2005	William S. Beinecke Professor of Law, Columbia Law School

PHILIP B. LIND (1) (2) Toronto, Ontario, Canada	1994	Co-Founder and Director, Rogers Communications Inc., a diversified communications company

THE HON. FRANK J. MCKENNA (1) (3) Toronto, Ontario and Cap-Pele, New Brunswick, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group, a financial institution

YOUSSEF A. NASR (1) (5) Beirut, Lebanon	2010	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

LORD O’DONNELL London, United Kingdom	2013	Chairman of Frontier Economics, a microeconomics consultancy, and Strategic Advisor, TD Bank Group, a financial institution

JAMES A. PATTISON (1) (4) Vancouver, British Columbia, Canada	2006	Chief Executive Officer, The Jim Pattison Group, a diversified consumer-oriented company

SEEK NGEE HUAT (1) (5) Singapore	2012	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation

DIANA L. TAYLOR (1) (3) New York, New York, U.S.A.	2012	Vice Chair, Solera Capital LLC, a mid-market private equity firm

GEORGE S. TAYLOR (1) (2) St. Marys, Ontario, Canada	1994	Corporate Director

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Management Resources and Compensation Committee
(5)	Member of the Risk Management Committee

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Marcel R. Coutu, who was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 to 2013, Lord O’Donnell, who was the Cabinet Secretary and head of the British Civil Service between 2005 and 2011, and Seek Ngee Huat, who was President of GIC Real Estate Pte Ltd. from 1996 to 2011.

Brookfield Asset Management Inc. – 2014 Annual Information Form	19

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October 2009. Mr. Liebman was a director of Tarragon Realty Corp. when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2009. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Executive and Corporate Officers

Name	Residence	Current Office	Date of
			Appointment

JEFFREY M. BLIDNER (a)	Toronto, Ontario, Canada	Senior Managing Partner	2003

J. BRUCE FLATT (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002

BRIAN D. LAWSON (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002

GEORGE E. MYHAL (a) (b)	Toronto, Ontario, Canada	Senior Managing Partner	2003

SAMUEL J.B. POLLOCK (a)	Toronto, Ontario, Canada	Senior Managing Partner	2003

A.J. SILBER (c)	Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	2012

(a)	Executive Officer
(b)	Effective January 1, 2015, Mr. Myhal resigned from the Corporation to become the President and CEO of Partners Value Fund Inc., the largest holder of the Corporation’s Class A Shares.
(c)	Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Silber, who prior to his appointment in 2012 was an associate at a Canadian law firm.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. ARCL corrected the filing deficiencies that led to the management cease trade orders and the relevant provincial securities regulatory authorities fully revoked the management cease trade orders in June 2008.

Mr. Pollock was a director of Fraser until February 2011. Fraser voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Share Ownership of Directors and Executive Officers in Brookfield

As at March 24, 2015, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 25.6 million Class A Shares, representing approximately 4.1% of the Corporation’s issued and outstanding shares of this class. These ownership interests do not include the pro rata interests of the Corporation’s affiliated directors and executive officers held beneficially through Partners Limited and Partners Value Fund Inc. which totalled approximately 33.7 million shares, representing approximately 5.0% of the Corporation’s issued and outstanding Class A Shares at the same date. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares. As at March 24, 2015, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 1,028,461 units of Brookfield Infrastructure Partners, 1,866,680 units of Brookfield Property Partners and 126,000 units of Brookfield Renewable Partners, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.

20	Brookfield Asset Management Inc. – 2014 Annual Information Form

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Shares	BAM	New York
	BAM.A	Toronto
	BAMA	NYSE Euronext
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38 (a)	BAM.PF.E	Toronto
Series 40 (b)	BAM.PF.F	Toronto
Series 42 (c)	BAM.PF.G	Toronto

(a)	The Corporation’s Class A Preference Shares, Series 38 were listed for trading on the TSX on March 13, 2014.
(b)	The Corporation’s Class A Preference Shares, Series 40 were listed for trading on the TSX on June 5, 2014.
(c)	The Corporation’s Class A Preference Shares, Series 42 were listed for trading on the TSX on October 8, 2014.

Information on the trading prices and volumes for each of the above securities and for the Corporation’s Class A Preference Shares, Series 12 and Series 22, which were redeemed on April 6, 2014 and September 30, 2014, respectively, for each month of the calendar year ended December 31, 2014 is set out in Appendix A to this Annual Information Form.

Brookfield Asset Management Inc. – 2014 Annual Information Form	21

RATINGS AND LIQUIDITY

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS		Standard & Poor’s		Moody’s		Fitch

Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook	Rating	Outlook

Commercial paper	R-1 (low)	Stable	A-2[1]	Stable	P-2	Stable	Not rated	Not rated

Senior notes and debentures	A (low)	Stable	A-	Stable	Baa2	Stable	BBB-	Stable

Preferred shares	Pfd-2 (low)	Stable	BBB[2]	Stable	Not rated	Not rated	Not rated	Not rated

Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”); its commercial paper, senior notes and debentures are rated by Moody’s Investors Service, Inc. (“Moody’s”); and its senior notes and debentures are rated by Fitch Ratings, Inc. (“Fitch”).

The Corporation has paid customary ratings fees to DBRS, S&P, Moody’s and Fitch in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, Moody’s and Fitch during the last two years.

The ratings discussed herein for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt or preferred securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their sole discretion, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.

The following is a brief description of each ratings agency’s rating schedule.

DBRS

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS long-term rating scale provides an opinion on the risk that an issuer will default on its financial obligations. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s long-term obligations indicate they are of good-credit quality. The capacity for the payment of financial obligations is substantial and may be vulnerable to future events, but qualifying negative factors are considered manageable.

[1]	The Corporation’s commercial paper is rated A-1 (low) based on S&P’s Canadian National Scale, which corresponds to a rating of A-2 using S&P’s global scale.
[2]	The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.

22	Brookfield Asset Management Inc. – 2014 Annual Information Form

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are of satisfactory credit quality.

Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.

S&P

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.

S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable,” “positive,” “negative” and “developing.” A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future action.

S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.

S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-2 Stable rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper and indicates S&P’s view that the Corporation’s capacity to meet its financial commitments on these obligations is satisfactory. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian markets with respect to their respective financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (low) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-2 rating on S&P’s global scale.

S&P long-term issue credit ratings are based on the following considerations: likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- Stable rating assigned to the Corporation’s senior unsecured debt indicates that the Corporation has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other obligors in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 Stable on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Moody’s

Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term.

Moody’s rates long-term obligations and commercial paper with ratings of “Aaa” and “P-1,” respectively, which represent the highest ratings, to “C” and “NP,” respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Brookfield Asset Management Inc. – 2014 Annual Information Form	23

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Baa2 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are considered medium-grade and subject to moderate credit risk, and as such, may possess certain speculative characteristics.

Fitch

Fitch rates long-term obligations with ratings of “AAA,” which represents the highest rating, to “C,” which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-).” Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.” Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. The “Stable” rating outlook means that the rating is not likely to change over a one- to two-year period.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The BBB- Stable rating assigned to the Corporation’s senior unsecured debt indicates that expectations of default risk are currently low and that the capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

24	Brookfield Asset Management Inc. – 2014 Annual Information Form

DIVIDENDS AND DIVIDEND POLICY

Class A Shares and Class B Shares

The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 13, 15, 17, 18, 19, 20, 24, 26, 28, 30, 32, 34, 36, 37, 38, 40 and 42 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2012, 2013 and 2014, on each class and series of securities of the Corporation that was outstanding at December 31, 2014, all expressed in U.S. dollars.

Brookfield Asset Management Inc. – 2014 Annual Information Form	25

	Distribution per Security
	2014	2013	2012

Per Class A Share and Class B Share
Regular	$ 0.63	$ 0.64	$ 0.55
Special distribution (a)	—	1.47	—

Per Class A Preferred Share (b)
Series 2	0.48	0.51	0.52
Series 4 + Series 7	0.48	0.51	0.52
Series 5	0.44	0.47	0.48
Series 8	0.68	0.73	0.75
Series 9	0.86	0.92	0.95
Series 13	0.47	0.51	0.52
Series 14	1.71	1.83	1.88
Series 15	0.38	0.41	0.42
Series 16	0.68	0.73	0.75
Series 17	1.08	1.15	1.19
Series 18	1.08	1.15	1.19
Series 19	0.82	0.87	0.89
Series 20	0.82	0.87	0.89
Series 24	1.22	1.31	1.35
Series 26	1.02	1.09	1.12
Series 28	1.04	1.12	1.15
Series 30	1.09	1.17	1.20
Series 32	1.02	1.09	0.89
Series 34 (c)	0.95	1.02	0.32
Series 36 (d)	1.10	1.29	—
Series 37 (e)	1.11	0.64	—
Series 38 (f)	0.80	—	—
Series 40 (g)	0.58	—	—
Series 42 (h)	0.23	—	—

(a)	Distribution of a 7.6% interest in Brookfield Property Partners, based on accounting fair values, was paid April 15, 2013.
(b)	The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the average Bloomberg mid-market exchange rate for 2014 of C$1.00 = US$0.9057.
(c)	These shares were issued on September 12, 2012. The dividends paid in 2012 were for the period from the date of issue.
(d)	These shares were issued on November 27, 2012. No dividends were paid in 2012.
(e)	These shares were issued on June 13, 2013. The dividends paid in 2013 were for the period from the date of issue.
(f)	These shares were issued on March 13, 2014. The dividends paid in 2014 were for the period from the date of issue.
(g)	These shares were issued on June 5, 2014. The dividends paid in 2014 were for the period from the date of issue.
(h)	These shares were issued on October 8, 2014. The dividends paid in 2014 were for the period from the date of issue.

The Corporation redeemed its Class A Preference Shares, Series 10 on April 5, 2012; its Class A Preference Shares, Series 11 on October 1, 2012; its Class A Preference Shares, Series 21 on July 2, 2013; its Class A Preference Shares, Series 12 on April 6, 2014 and its Class A Preference Shares, Series 22 on September 30, 2014.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

26	Brookfield Asset Management Inc. – 2014 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “The Company/Articles & Bylaws” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,200,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19;

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20;

•	the twenty-third series, which consists of 12,000,000 Class A Preference Shares, Series 23;

•	the twenty-fourth series, which consists of 11,000,000 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 11,000,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 10,000,000 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,890,000 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 10,000,000 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 12,000,000 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 8,000,000 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 8,000,000 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 8,000,000 Class A Preference Shares, Series 38;

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

•	the fortieth series, which consists of 12,000,000 Class A Preference Shares, Series 40;

Brookfield Asset Management Inc. – 2014 Annual Information Form	27

•	the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;

•	the forty-second series, which consists of 12,000,000 Class A Preference Shares, Series 42; and

•	the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.

As at March 24, 2015, the following shares of the Corporation were issued and outstanding: 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; 4,000,000 Class A Preference Shares, Series 7; 1,652,394 Class A Preference Shares, Series 8; 6,347,606 Class A Preference Shares, Series 9; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 11,000,000 Class A Preference Shares, Series 24; 10,000,000 Class A Preference Shares, Series 26; 9,400,000 Class A Preference Shares, Series 28; 10,000,000 Class A Preference Shares, Series 30; 12,000,000 Class A Preference Shares, Series 32; 10,000,000 Class A Preference Shares, Series 34; 8,000,000 Class A Preference Shares, Series 36; 8,000,000 Class A Preference Shares, Series 37; 8,000,000 Class A Preference Shares, Series 38; 12,000,000 Class A Preference Shares, Series 40; 12,000,000 Class A Preference Shares, Series 42; 631,587,361 Class A Shares; and 85,120 Class B Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CST Trust Company at its principal office in Toronto, Ontario, Canada. CST Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s public securities at its offices in Canton, Massachusetts.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•

The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular, which pages are incorporated by reference in this Annual Information Form.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte LLP, the Corporation’s external auditor, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.

28	Brookfield Asset Management Inc. – 2014 Annual Information Form

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Marcel R. Coutu; Philip B. Lind; and George S. Taylor, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu and Mr. Taylor each qualify as a “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 20 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Lind, formerly the Vice-Chairman of Rogers Communications, has 45 years of senior management experience. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chair for a number of public companies and non-profit organizations during his business career.

Additional information on the members of the Audit Committee is contained in the most recent Circular.

Principal Accountant Fees and Services

Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its consolidated reporting issuer subsidiaries (other than Brookfield Renewable Partners). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2014 and 2013:

	2014			2013
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	$ 2.8	$ 22.4	$ 25.2	$ 3.8	$ 31.6	$ 35.4
Audit-related fees	—	5.4	5.4	0.3	1.8	2.1
Tax fees	—	2.3	2.3	0.3	0.9	1.2
All other fees	0.2	0.2	0.4	0.1	0.7	0.8
Total	$ 3.0	$ 30.3	$ 33.3	$ 4.5	$ 35.0	$ 39.5

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include but are not limited to: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.

Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Audit Committee.

Brookfield Asset Management Inc. – 2014 Annual Information Form	29

Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.

None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the most recent Circular.

Additional financial information on the Corporation is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

30	Brookfield Asset Management Inc. – 2014 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES

The following sets out trading information for 2014 for the Corporation’s publicly traded securities that were outstanding at any time during 2014, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2014	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	42.48	40.16	41.32	13,149,991	39.00	36.58	37.73	20,118,412
February	45.50	40.34	43.16	12,160,923	41.13	36.47	39.02	14,242,019
March	45.36	43.49	44.44	12,296,556	41.15	38.72	40.02	14,891,249
April	46.90	44.47	45.61	9,621,067	42.56	40.64	41.51	10,136,372
May	48.79	45.22	47.20	9,427,887	44.70	41.52	43.36	17,911,432
June	47.93	45.85	46.89	11,200,459	44.06	42.56	43.32	10,383,245
July	49.06	46.44	47.58	10,842,460	45.00	43.60	44.32	9,547,240
August	53.05	47.92	51.20	9,208,217	48.45	43.77	46.76	9,267,776
September	52.66	50.10	51.65	14,920,702	48.25	44.79	46.91	10,368,277
October	55.43	48.32	51.37	17,890,784	49.17	42.60	45.70	14,282,834
November	58.08	54.53	56.09	10,408,348	50.55	47.85	49.45	9,216,209
December	58.85	54.51	56.75	22,558,546	50.77	46.88	49.23	11,866,122

(a)   Volume traded refers to volume traded on TSX only.
(b)   Volume traded refers to volume traded on NYSE only.

Class A Limited Voting Shares (NYSE Euronext: BAMA)

There was no trading activity of the Corporation’s Class A Limited Voting Shares on the NYSE Euronext during 2014.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	18.17	17.03	17.72	139,380	18.17	17.00	17.70	74,594
February	17.25	16.33	16.88	134,497	17.19	16.21	16.87	53,050
March	17.20	16.59	16.91	193,922	17.20	16.77	16.98	60,725
April	17.24	16.50	16.90	125,418	17.38	16.63	16.98	64,857
May	17.77	16.40	17.15	147,240	17.99	16.57	17.22	55,984
June	17.69	16.82	17.30	124,907	17.70	16.94	17.40	44,470
July	18.09	17.09	17.81	116,408	19.01	17.35	17.88	57,764
August	17.53	17.04	17.32	179,819	17.59	17.14	17.34	133,620
September	17.50	17.04	17.31	152,657	17.55	17.13	17.28	118,359
October	17.51	16.42	17.04	113,996	17.40	16.42	17.00	110,369
November	17.45	16.85	17.23	207,330	17.30	16.89	17.18	174,825
December	17.23	16.30	16.89	226,397	17.21	16.40	16.93	67,115

Brookfield Asset Management Inc. – 2015 Annual Information Form	A-1

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.10	23.46	23.79	14,032	21.69	20.51	21.34	26,414
February	23.91	21.77	22.76	12,039	20.95	19.55	20.17	99,524
March	24.29	21.00	22.52	88,033	21.18	19.90	20.39	67,028
April	23.75	22.55	23.08	29,822	20.69	20.10	20.37	29,060
May	24.10	22.81	23.76	37,661	21.35	20.52	20.94	44,155
June	24.25	23.72	23.96	29,433	22.09	20.80	21.49	33,285
July	24.78	23.75	24.18	17,770	23.61	22.23	22.82	28,770
August	24.70	23.71	24.53	31,356	23.26	22.76	22.88	27,051
September	24.70	24.30	24.56	35,646	23.00	22.60	22.82	21,088
October	24.50	23.40	24.01	12,681	22.85	21.06	21.87	61,500
November	24.00	23.19	23.66	21,782	23.04	21.50	22.49	21,370
December	24.05	22.53	23.26	23,071	23.25	21.60	22.33	41,499

	Class A Preference Shares, Series 12 (TSX: BAM.PR.J)				Class A Preference Shares, Series 13 (TSX: BAM.PR.K)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	27.03	26.25	26.40	69,216	18.00	16.90	17.60	121,403
February	26.69	26.46	26.58	43,004	17.15	16.12	16.76	65,489
March	26.69	25.98	26.14	135,991	17.16	16.62	16.88	66,287
April (a)	26.02	26.01	26.01	33,081	17.25	16.51	16.87	73,037
May	—	—	—	—	17.67	16.46	17.09	73,760
June	—	—	—	—	17.55	16.77	17.27	62,284
July	—	—	—	—	17.94	17.18	17.74	91,400
August	—	—	—	—	17.50	16.93	17.26	80,930
September	—	—	—	—	17.40	16.90	17.25	189,551
October	—	—	—	—	17.44	16.44	16.97	87,022
November	—	—	—	—	17.30	16.78	17.18	117,285
December	—	—	—	—	17.25	16.19	16.93	176,085

(a) The Corporation’s Class A Preference Shares, Series 12 were redeemed on April 6, 2014.

	Class A Preference Shares, Series 14 (TSX: BAM.PR.L)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	—	—	—	—	20.32	18.95	19.65	281,623
February	—	—	—	—	20.35	19.67	20.01	144,355
March	—	—	—	—	20.79	20.10	20.48	146,861
April	—	—	—	—	21.36	20.51	20.82	130,433
May	—	—	—	—	21.90	21.18	21.67	179,781
June	—	—	—	—	21.90	21.20	21.49	112,118
July	—	—	—	—	21.52	21.25	21.37	84,498
August	—	—	—	—	21.82	21.33	21.54	91,919
September	—	—	—	—	21.85	20.98	21.36	153,908
October	—	—	—	—	21.74	21.01	21.27	130,160
November	—	—	—	—	22.47	21.51	22.03	91,033
December	—	—	—	—	22.39	21.14	21.60	143,684

A-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 22 (TSX: BAM.PR.P)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.34	18.95	19.67	264,126	25.85	25.50	25.68	317,815
February	20.35	19.55	20.05	167,513	25.99	25.72	25.88	269,737
March	20.82	20.20	20.49	138,389	26.09	25.45	25.68	259,657
April	21.37	20.55	20.87	90,574	25.69	25.56	25.62	190,758
May	21.98	21.20	21.70	161,280	25.72	25.25	25.66	502,138
June	21.91	21.30	21.55	84,665	25.73	25.25	25.43	182,474
July	21.57	21.28	21.42	113,706	25.38	25.28	25.33	125,718
August	21.96	21.36	21.61	69,086	25.43	25.32	25.37	504,184
September (a)	21.78	21.00	21.42	75,563	25.43	24.98	25.14	657,816
October	21.76	21.06	21.30	95,649	—	—	—	—
November	22.48	21.61	22.06	83,559	—	—	—	—
December	22.39	21.20	21.62	106,974	—	—	—	—

(a) The Corporation’s Class A Preference Shares, Series 22 were redeemed on September 30, 2014.

	Class A Preference Shares, Series 24 (TSX: BAM.PR.R)				Class A Preference Shares, Series 26 (TSX: BAM.PR.T)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.66	24.83	25.20	114,489	24.30	23.50	23.96	232,991
February	25.68	24.92	25.20	238,325	24.92	23.75	24.14	142,861
March	25.76	25.06	25.36	197,372	25.00	23.96	24.40	139,018
April	26.08	25.18	25.50	575,517	24.95	23.99	24.57	180,498
May	26.14	25.10	25.94	130,193	25.50	24.32	25.08	211,753
June	25.70	24.82	25.38	138,042	25.02	24.10	24.77	219,536
July	26.00	25.40	25.69	112,643	25.35	24.84	25.11	116,245
August	26.24	25.75	26.00	104,703	25.79	25.07	25.42	195,266
September	25.95	25.21	25.52	108,382	25.69	24.65	25.13	148,769
October	25.90	25.04	25.44	187,533	25.00	24.16	24.57	109,464
November	26.14	25.78	25.95	94,798	25.68	24.60	25.18	94,465
December	26.05	24.72	25.33	107,619	25.55	23.88	24.73	176,392

	Class A Preference Shares, Series 28 (TSX: BAM.PR.X)				Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.19	21.04	21.57	242,981	26.00	25.28	25.76	148,430
February	21.61	20.60	21.10	170,804	26.24	25.82	25.96	99,340
March	21.75	20.81	21.26	384,438	26.15	25.34	25.89	122,615
April	21.97	21.15	21.56	227,639	25.98	25.63	25.83	260,250
May	23.10	21.77	22.57	203,209	26.94	25.40	26.12	121,825
June	22.85	21.02	21.91	129,525	26.03	25.44	25.68	89,632
July	23.01	21.75	22.19	232,902	26.25	25.65	26.01	102,791
August	22.97	21.91	22.51	167,270	26.31	25.64	26.02	71,119
September	22.79	21.62	22.15	127,108	26.34	25.60	25.94	89,555
October	22.00	21.21	21.58	134,149	26.38	25.61	25.85	82,932
November	22.37	21.83	22.11	171,462	26.45	25.92	26.22	196,421
December	22.03	19.93	20.85	386,997	26.36	25.20	25.81	136,648

Brookfield Asset Management Inc. – 2015 Annual Information Form	A-3

	Class A Preference Shares, Series 32 (TSX: BAM.PF.A)				Class A Preference Shares, Series 34 (TSX: BAM.PF.B)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.67	25.06	25.46	204,590	25.46	24.46	24.85	274,443
February	25.83	25.05	25.44	123,946	25.15	24.75	24.92	120,205
March	25.76	25.10	25.45	117,074	25.10	24.45	24.69	132,067
April	26.15	25.20	25.50	120,973	25.32	24.47	24.93	222,871
May	26.50	25.09	25.97	231,063	25.50	24.49	25.18	278,703
June	26.10	25.00	25.63	215,476	25.11	24.55	24.80	204,055
July	26.18	25.34	25.78	108,343	25.23	24.95	25.07	176,908
August	25.95	25.45	25.64	70,707	25.62	24.99	25.21	139,667
September	25.87	25.12	25.45	124,221	25.42	24.56	25.11	133,920
October	26.20	25.10	25.41	110,263	25.27	24.25	24.84	97,833
November	26.30	25.75	26.03	292,920	25.59	25.06	25.29	59,960
December	26.05	24.89	25.69	99,935	25.64	24.53	25.09	95,244

	Class A Preference Shares, Series 36 (TSX: BAM.PF.C)				Class A Preference Shares, Series 37 TSX: BAM.PF.D)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.91	19.50	20.21	228,948	21.33	19.79	20.51	242,449
February	20.84	20.21	20.54	192,917	21.15	20.18	20.68	239,657
March	20.99	20.53	20.78	333,233	21.25	20.62	20.97	178,363
April	21.66	20.79	21.09	153,907	21.91	20.97	21.32	134,826
May	22.29	21.60	22.07	252,097	23.02	21.75	22.37	220,208
June	22.25	21.46	21.85	382,755	22.75	21.75	22.19	274,801
July	21.94	21.53	21.77	190,327	22.20	21.83	22.05	117,797
August	22.18	21.66	21.90	106,672	22.40	21.93	22.15	120,425
September	22.06	21.30	21.70	159,407	22.30	21.42	21.96	182,937
October	21.85	21.26	21.51	150,174	22.02	21.56	21.75	142,430
November	22.69	21.75	22.29	308,081	22.80	22.01	22.51	201,226
December	22.50	20.90	21.58	166,040	22.75	21.20	21.81	105,852

	Class A Preference Shares, Series 38 (TSX: BAM.PF.E)				Class A Preference Shares, Series 40 (TSX: BAM.PF.F)
	Price Per Share (C$)				Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	—	—	—	—	—	—	—	—
February	—	—	—	—	—	—	—	—
March (a)	24.84	24.40	24.51	885,733	—	—	—	—
April	25.20	24.46	24.90	481,690	—	—	—	—
May	25.40	24.60	25.11	368,867	—	—	—	—
June (b)	25.20	24.68	24.96	167,735	25.45	24.80	25.23	1,471,676
July	25.51	24.76	25.12	163,357	25.75	25.35	25.49	946,318
August	25.38	24.65	25.12	113,652	25.69	25.27	25.51	241,517
September	25.36	24.25	24.97	81,985	25.63	25.05	25.38	143,677
October	25.55	24.25	24.84	141,382	25.75	24.98	25.26	180,105
November	25.50	24.82	25.27	61,078	26.10	25.50	25.72	156,394
December	25.55	24.90	25.20	100,673	26.52	25.20	25.59	166,564

(a)	The Corporation’s Class A Preference Shares, Series 38 commenced trading on the TSX on March 13, 2014.
(b)	The Corporation’s Class A Preference Shares, Series 40 commenced trading on the TSX on June 5, 2014.

A-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

Class A Preference Shares, Series 42 (TSX: BAM.PF.G)
Price Per Share (C$)
Period 2014	High	Low	Average	Volume Traded
January	—	—	—	—
February	—	—	—	—
March (a)	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October (a)	25.63	24.98	25.19	1,333,696
November	25.89	25.35	25.58	328,854
December	26.19	24.00	25.51	247,821

(a)	The Corporation’s Class A Preference Shares, Series 42 commenced trading on the TSX on October 8, 2014.

Brookfield Asset Management Inc. – 2015 Annual Information Form	A-5

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S

AUTHORIZED SECURITIES

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-1

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option

2	BAM.PR.B	10,465,100	10,465,100	262	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A

4	BAM.PR.C	4,000,000	4,000,000	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A

5	N/A	2,600,000	2,600,000	65	65% of average “Prime Rate” (as defined in the articles)	At any time	25.00 *	N/A	N/A

6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A

7	N/A	4,000,000	4,000,000	100	8.5%	At any time	25.00	Into Class A Shares upon a (i) public offering, (ii) private placement of Class A Shares at the price payable for Class A Shares divided by C$25.00	N/A

8	BAM.PR.E	8,000,000	1,652,394	41	Between 50–100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A

9	BAM.PR.G	8,000,000	6,347,606	159	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A

13	BAM.PR.K	9,999,000	9,999,000	250	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A

14	BAM.PR.L	665,000	665,000	67	63% of the “Average Prime Rate” (as defined in the articles)	On any March 1, June 1, September 1 or December 1	100.00 *	N/A	N/A
15	N/A	4,000,000	4,000,000	100	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
16	N/A	7,835,200	7,810,200	195	75% of the “Prime Rate” (as defined in the articles) and, when certain conditions are met, monthly adjustments (up or down) of up to 4%	At any time	25.00	N/A	N/A
17	BAM.PR.M	8,000,000	8,000,000	200	4.75%	At any time	25.25 (if before December 31, 2015); 25.00 thereafter	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
18	BAM.PR.N	9,200,000	8,000,000	200	4.75%	At any time	25.50 if before June 30, 2015, with annual 0.25 decreases until June 30, 2016; 25.00 thereafter	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price

Notes:

*	Class A Preference Shares, Series 1, 5 and 14 are retractable at the option of the holder for C$25.00 (C$100 in the case of Series 14) per share together with all accrued and unpaid dividends.
[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

B-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option

19	N/A	13,700,000	13,700,000	137	9%	At any time	10.00	N/A	N/A

20	N/A	13,513,510	13,513,510	135	9%	At any time	10.00	N/A	N/A

23	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.45%	September 30, 2014	25.00 for redemptions on September 30, 2019 or September 30 every five years thereafter; 25.50 otherwise	Into Series 22 on a one-for- one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

24	BAM.PR.R	11,000,000	11,000,000	275	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	June 30, 2016	25.00	Into Series 25 on a one-for- one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

25	N/A	11,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 or June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

26	BAM.PR.T	10,000,000	10,000,000	250	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	March 31, 2017	25.00	Into Series 27 on a one-for- one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for- one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

28	BAM.PR.X	9,890,000	9,400,000	235	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	June 30, 2017	25.00	Into Series 29 on a one-for- one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for- one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-3

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option

30	BAM.PR.Z	10,000,000	10,000,000	250	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	December 31, 2017	25.00	Into Series 31 on a one-for- one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A

31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for- one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstance	N/A

32	BAM.PF.A	12,000,000	12,000,000	300	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	September 30, 2018	25.00	Into Series 33 on a one-for- one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for- one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

34	BAM.PF.B	10,000,000	10,000,000	250	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5 -year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	March 31, 2019	25.00	Into Series 35 on a one-for- one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for- one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

36	BAM.PF.C	8,000,000	8,000,000	200	4.85%	March 31, 2018	26.00 if before March 31, 2019, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A

Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

B-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option

37	BAM.PF.D	8,000,000	8,000,000	200	4.9%	September 30, 2018	26.00 if before September 30, 2019, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A

38	BAM.PF.E	8,000,000	8,000,000	200	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

40	BAM.PF.F	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	September 19, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

42	BAM.PF.G	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-5

Voting Rights

Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends 1, whether or not consecutive, are not paid 2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 1, 2 and 3 may be entitled to elect).

Holders of Class A Preference Shares, Series 1, Series 2 or Series 3 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.

Holders of Class A Preference Shares, Series 14 (“Series 14”) are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected if 24 monthly dividends, in the aggregate, are not paid. When entitled to vote, holders will vote in the election of directors and shall be entitled to four votes in respect of each C$100.00 of Series 14 shares held. At any other meeting of Class A Preference Shares, or a joint meeting of the two or more series of Class A Preference Shares, each Series 14 holder will have four votes.

Holders of Class A Preference Shares, Series 19 (“Series 19”) are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to one vote per Series 19 share held.

Holders of Class A Preference Shares, Series 20 (“Series 20”) shall not be entitled to receive notice of, to attend or to vote at any meeting of shareholders, except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 20 shares, as a series.

Rights on Liquidation, Dissolution and Winding Up

Holders of Class A Preference Shares are entitled to C$25.00 3 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not be entitled to share in any further distribution of assets of the Corporation.

Restrictions on Dividends and Retirement of Shares

Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:

a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares [4]; or

e)

with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares [5];

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.
[2]

In the case of holders of Class A Preference Shares, Series 8, 9 and 16, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.

[3]	Holders of Class A Preference Shares, Series 3 are entitled to C$100,000.00; holders of Series 14 shares are entitled to C$100.00; holders of Series 19 and Series 20 shares are entitled to C$10.00.
[4]	This provision does not apply to Class A Preference Shares, Series 7, 17, 18 and 21.
[5]	This provision does not apply to Class A Preference Shares, Series 1, 2, 3, 4, 7, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42 and 43.

B-6	Brookfield Asset Management Inc. – 2015 Annual Information Form

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.

Without the approval of holders of the Series 19 or Series 20 shares, as applicable, the Corporation will not redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Series 19 or Series 20 shares, as applicable, in respect of a Distribution of Assets (as defined in the articles) except entirely through the issuance of shares ranking junior to the Series 19 or Series 20 shares, as applicable, or through the use of proceeds from an issuance of shares ranking junior to the Series 19 or Series 20 shares, as applicable.

Purchase for Cancellation

Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

Shareholder Approvals 6

Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 2/3% of the votes cast at a meeting where the required quorum 7 is present.

CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.

Series

The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.

[6]	This provision does not apply to Class A Preference Shares, Series 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16.
[7]

The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42 and 43 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-7

CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES

The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors,” each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share, which results in each of the Class A and Class B Shares controlling 50% of the aggregate voting rights of the Corporation. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

B-8	Brookfield Asset Management Inc. – 2015 Annual Information Form

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)

oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the Corporation’s internal audit function and auditor to report directly to the Committee;

(c)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	review and evaluate the lead partner of the auditor;

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-1

(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(k)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(l)

annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation not prohibited by law and the process by which the Committee pre-approves such services. The Committee, or a member(s) of the Committee duly delegated, reviews and approves all auditor requests to provide audit and non-audit services that are not pre-approved under the Pre-Approval Policy, or are in excess of the aggregate fee threshold for the amount of services that can be provided by the auditor. At each quarterly meeting of the Committee, the Committee ratifies all audit and non-audit services provided by the auditor for the then-ended quarter;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(o)

discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

C-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

(p)

review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(q)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(t)

meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(u)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(v)

review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures and review process;

(w)	review periodically, the status of taxation matters of the Corporation;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review risks of fraud related to financial reporting that come to the attention of the Committee, either through a referral of the Risk Management Committee of the Corporation or otherwise; and

(z)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance group, the internal audit team and the auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-3

(e)

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish and periodically review a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

C-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than C$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose immediate family member is or was a partner of or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation, partnership or employment relationship with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

(e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-5

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(i)

accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(ii)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 12, 2015.

C-6	Brookfield Asset Management Inc. – 2015 Annual Information Form

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BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES
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